SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 7)*

Kendle International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48880L 10 7
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Contined on following page(s))

CUSIP No. 48880L 10 7	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Candace Kendle

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,224,623

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,224,623

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,623

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 9.3%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Kendle International Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          1200 Carew Tower
                          441 Vine Street
                          Cincinnati, Ohio 45202

Item 2(a)          Name of Person Filing:    Candace Kendle

Item 2(b)          Address of Principal Business Office:

                          1200 Carew Tower
                          441 Vine Street
                          Cincinnati, Ohio 45202

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock, No Par Value

Item 2(e)          CUSIP Number:     48880L 10 7

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

Shares numbers in Items 5, 7 and 9 include 8,690 shares for which Dr. Kendle holds options exercisable within 60 days and restricted stock awards in the amount of 20,000 shares of Common Stock, 13,333 of which have not vested.

Beneficial ownership for Dr. Kendle does not include 999,743 shares of Common Stock beneficially owned by Christopher Bergen, Dr. Kendle's husband, 18,236 shares held directly by Hazel Kendle, mother of Dr. Kendle and 598,200 shares of Common Stock held in trust by Kendle Bryan and Mark Brettschneider Irrevocable Stock Trusts, under which the children of Dr. Kendle are beneficiaries. Dr. Kendle does not exercise voting or investment control over either trust.

Page 4 of 4 pages

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005 Date /s/Candace Kendle Signature Candace Kendle Name